Exhibit 99.1

Lucy Scientific Discovery Announces Proposal to Acquire Pasithea Therapeutics Corp.

VANCOUVER, British Columbia, June 5, 2023 -- Lucy Scientific Discovery Inc. (“Lucy” or “the Company”) (NASDAQ: LSDI), a licensed producer of compounds for medicinal products, today announced that it sent a proposal to Pasithea Therapeutics Corp. (“Pasithea”) (NASDAQ: KTTA), a biotechnology firm focused on innovative medical solutions, to acquire each share of its common stock.

Under the terms of the offer, Lucy proposes to pay $0.60 in cash, and $0.25 cents in Lucy stock (NASDAQ: LSDI) for every share of Pasithea common stock. Given that Pasithea’s stock closed at $0.35 per share on June 1, 2023, the Proposal of $0.85 per share equates to 142% premium to Pasithea’s share price. In fact, the cash component alone represents a 71% premium.

Pasithea’s most recent quarterly report indicates approximately $30,000,000 cash on hand. Given the significant market value discount to its net cash, Lucy believes its attractive offer will create immediate value from the cash portion with additional upside participation through Lucy’s stock as it executes its business plan. In order to preserve cash for shareholders, Lucy intends to explore strategic alternatives for the divestiture of Pasithea’s clinical development program.

While Pasithea’s 30-day average daily dollar trading volume is only $16,000, Lucy is an actively traded NASDAQ company with an average daily dollar trading volume of more than $1.8 million. This represents more than 100 times the dollar volume of Pasithea’s trading and could substantially improve liquidity for its shareholders.

In the event that the proposal is not endorsed by Pasithea’s Board of Directors, Lucy is prepared to present it directly to the Pasithea shareholders.

About Lucy Scientific Discovery Inc.

Lucy Scientific Discovery Inc. (NASDAQ: LSDI) is a Nasdaq-listed company and a licensed producer of compounds for medicinal products. Holding a Controlled Drugs and Substances Dealer’s License granted by Health Canada’s Office of Controlled Substances, Lucy Scientific Discovery Inc. and its wholly-owned subsidiary, LSDI Manufacturing Inc., operate under Part J of the Food and Drug Regulations promulgated under the Food and Drugs Act (Canada). This specialized license authorizes LSDI to develop, sell, deliver, and manufacture pharmaceutical-grade active pharmaceutical ingredients (APIs) used in controlled substances and their raw material precursors. Lucy does not sell psilocybin products to the general public. With a focus on pioneering innovative therapies for patients in need, Lucy Scientific Discovery Inc. is dedicated to advancing the understanding and applications of psychedelic medicine, improving mental health outcomes, and enhancing well-being for individuals worldwide.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties and include statements regarding, among other things, our projected revenue growth and profitability, our growth strategies and opportunity, anticipated trends in our market and our anticipated needs for working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology. In particular, these include statements relating to future actions, prospective products, market acceptance, future performance, results of current and anticipated products, sales efforts, expenses, and the outcome. Most of these factors are outside Lucy’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the occurrence of any event, change or other circumstance that could give rise to the legality of this consumer product , (ii) inability to recognize the anticipated benefits of the opportunity, which may be affected by, among other things, competition and the ability of the company to grow and manage growth profitability, (iii) costs related to the production, (iv) the ability to implement business plans, forecasts, and other expectations of the opportunity, as well as identify and realize additional opportunities, (v) the outcome of any legal proceedings that may be instituted against Lucy following the announcement of the new product line, and (vi) other risks and uncertainties indicated in the filings that are made from time to time with the SEC by Lucy (including those under the “Risk Factors” sections therein).

These statements are based on our management’s expectations, beliefs and assumptions concerning future events affecting us, which in turn are based on currently available information. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect.

Media Contact:

NisonCo Public Relations
Michelle Melton
michelle@nisonco.com

Investor Contact:

Addo Investor Relations, Inc.
lucyscientific@addo.com